Exhibit 97

NASDAQ EXECUTIVE REMUNERATION CLAWBACK POLICY

1	PURPOSE

1.1	The purpose of this policy (this “Nasdaq Clawback Policy”) is to set out the basis for the mandatory recovery of erroneously awarded Incentive-Based Compensation (as defined below) from Executives (as defined below) of Moolec Science SA (the “Company”, together with its subsidiaries, the “Group”) in the event of a Restatement (as defined below).

1.2	The Board of Directors of the Company (the “Board”) has adopted this Nasdaq Clawback Policy in accordance with the requirements of Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5608, which was mandated by Rule 10D-1 of themole Securities Exchange Act of 1934 (the “Exchange Act”).

1.3	This Nasdaq Clawback Policy may be amended from time to time by the Compensation Committee of the Board (the “Compensation Committee”) pursuant to any laws, regulations or rules of the US Securities and Exchange Commission, Nasdaq, any other stock exchange on which the Company’s securities are listed or other regulatory authority applicable to the Group or the Executive (“Applicable Law”). Applicable Law includes Section 304 of the US Sarbanes-Oxley Act of 2002. Executives will be notified of any significant amendments to this Nasdaq Clawback Policy and how such amendments may impact their remuneration.

2	APPLICABILITY

2.1	This Nasdaq Clawback Policy applies to any current and former executive officers, as the Company may determine from time to time in accordance with the definition of “executive officer” as defined in Nasdaq Listing Rule 5608(d) (each an “Executive”). Executives of the Company’s parent(s) or subsidiaries are deemed to be Executives of the Company if they perform such policy making functions for the Company. Individuals will be notified as soon as practicable after becoming or being determined to be an Executive.

2.2	Remuneration shall be subject to recovery pursuant to this Nasdaq Clawback Policy where: (i) the Compensation Committee determines that such remuneration constitutes Incentive-Based Compensation; and (ii) the remuneration was Received (as defined below) by an Executive:

2.2.1	after beginning their services as an Executive;

2.2.2	who served as an Executive at any time during the performance period for that Incentive-Based Compensation;

2.2.3	while the Company has a class of securities listed on Nasdaq, another national securities exchange or a national securities association in the United States; and

2.2.4	during the Recovery Period (as defined below);

provided that this Nasdaq Clawback Policy shall only apply to Incentive-Based Compensation Received on or after October 2, 2023 (the “Effective Date”).

2.3	For the avoidance of doubt, this Nasdaq Clawback Policy continues to apply to an Executive following any termination of their office or employment.

2.4	This Nasdaq Clawback Policy will be notified to Executives through any means determined by the Compensation Committee.

3	RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

3.1	In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws (as used in Section 303A.14 of the NYSE Listed Company Manual) (a “Restatement”), including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,[1] the Compensation Committee shall reasonably promptly recover the amount of Incentive-Based Compensation Received by an Executive in the Recovery Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Executive had such remuneration been determined based on the restated amounts, computed without regard to any taxes/duties/contributions/levies (“Taxes”) paid or payable (“Recoverable Amount”). The Recoverable Amount shall not exceed the differential between the amount of Incentive-Based Compensation paid to such Executive in connection with the Restatement and the amount of Incentive-Based Compensation that would have been paid to such Executive had the Restatement not occurred (in each case without regard to any Taxes paid or payable). Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Compensation Committee shall first determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure that was restated. The Compensation Committee shall then recalculate the affected portion based on the Financial Reporting Measure as restated, and recover the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the restatement. In calculating the Recoverable Amount, the Compensation Committee may, at its sole and absolute discretion, consult with legal advisers and any experts it retains to assist in such calculations.

3.2	Whether a Restatement has occurred for the purposes of this Nasdaq Clawback Policy shall be confirmed by the Compensation Committee, which shall rely on any decision in this respect of the Audit Committee.

3.3	The Recovery Period shall mean the period of three full financial years of the Company preceding the Restatement Date (as defined below) and any transition period that results from a change in the Company’s financial year within or immediately following such period.[2]

3.4	For Incentive-Based Compensation based on share price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in the Restatement, the Recoverable Amount will be determined by the Compensation Committee based on the Compensation Committee’s reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

[1]	Explanatory Note to Draft: The following do not constitute an accounting restatement for purposes of this Nasdaq Clawback Policy: (i) the correction of an error in the current period consolidated financial statements (commonly referred to as an out-of-period adjustment) when the error is immaterial to the previously issued consolidated financial statements and the correction of the error is also immaterial to the current period; (ii) the retrospective application of a change in accounting policy; (iii) a retrospective revision of reportable segment information due to a change in the structure of the Group’s internal organization; (iv) a retrospective reclassification due to a discontinued operation; (v) the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (vi) the retrospective adjustment to provisional amounts in connection with a prior business combination; and (vii) a retrospective revision for a share split, reverse share split, share dividend or other changes in capital structure.
[2]	Explanatory Note to Draft: A transition period between the last day of the Company’s previous financial year end and the first day of its new financial year that comprises a period of nine to 12 months will be deemed a full financial year, and as such will count as one of the relevant three financial years (rather than be in addition to them).

3.5	In the event that the Company is required to prepare a Restatement, the Compensation Committee shall:

3.5.1	determine the Recoverable Amount in accordance with Section 3.1 of this Nasdaq Clawback Policy; and

3.5.2	to the extent the Recoverable Amount has been Received by an Executive, instruct the Company to recover reasonably promptly the full Recoverable Amount in accordance with Section 3.6 of this Nasdaq Clawback Policy; or

3.5.3	to the extent the Recoverable Amount has not been Received, but is otherwise owed to an Executive, cancel the right of such Executive to receive the Recoverable Amount reasonably promptly.

3.6	To the extent permitted by Applicable Law, the Compensation Committee may seek to recoup Recoverable Amounts by all legal means available, including but not limited to, by requiring any affected Executive to repay such amount to the Company, by set-off, by reducing future remuneration of such affected Executive, or by such other means or combination of means as the Compensation Committee, in its sole and absolute discretion, determines to be appropriate.

3.7	Recoupment of the Recoverable Amount under this Nasdaq Clawback Policy will be initiated by the Company as soon as practicable following the written resolution of the Compensation Committee.

3.8	All amounts recoverable pursuant to this Nasdaq Clawback Policy shall be payable by the Executive to the Company (or as the Company directs) and shall be payable immediately on demand.

3.9	For purposes of this Nasdaq Clawback Policy:

3.9.1	“Incentive-Based Compensation” means any remuneration that is granted, earned, or vested/released based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below). Incentive-Based Compensation is based in part upon the attainment of a Financial Reporting Measure if such compensation is subject to multiple conditions one or more, but not all, of which are Financial Reporting Measures. Examples of Incentive-Based Compensation include, but are not limited to: (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool”, the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iv) restricted shares, restricted share units, performance share units, stock options and stock appreciation rights that are granted or become vested/released based wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested/released based wholly or in part on satisfying a Financial Reporting Measure performance goal.

(i)	Incentive-Based Compensation includes any compensation that vests, accrues or is granted based in whole or variable remuneration structures operated by the Group from time to time under which awards are wholly or in part based upon the attainment of a Financial Reporting Measure.

(ii)	Examples of compensation that is not Incentive-Based Compensation for this purpose include, but are not limited to: (i) an Executive’s salary;[3] (ii) bonuses paid solely at the discretion of the Compensation Committee or the Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; (iii) bonuses paid solely upon satisfying one or more subjective standards (e.g. demonstrated leadership) and/or completion of a specified employment period); (iv) non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture), or operational measures (e.g., completion of a project, increase in market share); and (v) equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting/release is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures.

3.9.2	“Financial Reporting Measure” means any measure that is determined and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) (or any other accounting principles used to prepare the Group’s financial statements from time to time), and any measure derived wholly or in part from such measure, including non-IFRS financial measures (as well as other measures, metrics and ratios that are non-IFRS measures). The term Financial Reporting Measure includes stock price and total shareholder return. Financial Reporting Measures may be presented outside the Company’s financial statements.

3.9.3	“Received”: Incentive-Based Compensation is deemed Received in the Company’s financial period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of the financial period in which the Financial Reporting Measure is attained. For the avoidance of doubt, an Executive receives the Incentive-Based Compensation even when the Executive has established only a contingent right to payment at that time. Ministerial acts or other conditions necessary to effect issuance or payment, such as calculating the amount earned or obtaining Compensation Committee approval of payment do not affect the determination of the date Received. In the case of awards subject to multiple conditions, not all conditions must be satisfied for the Incentive-Based Compensation to be deemed Received. The Compensation Committee shall have the discretion to determine when the Incentive-Based Compensation was Received, and such determination need not be uniform across the type of Incentive-Based Compensation or for all Executives.

3.9.4	“Restatement Date” means the date on which the Company is required to prepare a Restatement, which is the earlier to occur of: (i) the date on which the Board, or the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator or other legal authorised body directs the Company to prepare a Restatement.

4	Impracticability Exception to Recovery Obligation

4.1	The Company must recover the Recoverable Amount in compliance with this Nasdaq Clawback Policy except to the extent that the conditions set out in 4.2.1, 4.2.2 or 4.2.3 of this Nasdaq Clawback Policy are met and the Compensation Committee determines, in its sole and absolute discretion, that recovery would be impracticable.

[3]	Explanatory Note to Draft: To the extent that an Executive receives a salary increase earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal, such a salary increase is subject to recovery.

4.2	The Compensation Committee may determine that a recovery is impracticable only if:

4.2.1	following a reasonable attempt to recover the Recoverable Amount, the Compensation Committee determines, in its sole discretion, that the direct expense that would need to be paid to a third party to assist in enforcing this Nasdaq Clawback Policy would exceed the Recoverable Amount. The Company must document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

4.2.2	recovery would violate a law of the Grand Duchy of Luxembourg (“Luxembourg”), where such law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any Recoverable Amount based on a violation of the law of Luxembourg, the Company must obtain an opinion of a law firm in Luxembourg, acceptable to Nasdaq that recovery would result in such a violation and provide such opinion to Nasdaq; or

4.2.3	if applicable, the Compensation Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.3	In determining whether a recovery would be impracticable due to costs in accordance with 4.2.1 above, the only criteria that the Compensation Committee may consider is whether the direct costs, such as reasonable legal expense and consulting fees, amongst others, paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount. Indirect costs, such as reputational concerns or the effect on hiring of new Executives, amongst others, may not be considered when determining whether recovery is impracticable.

5	INDEMNIFICATION AND INSURANCE

5.1	The Group is prohibited from insuring or indemnifying any Executive against the loss of erroneously awarded remuneration as set forth in this Nasdaq Clawback Policy. If an Executive purchases a third-party insurance policy to fund potential recovery obligations, the Company is prohibited from paying or reimbursing the Executive for premiums for such an insurance policy.

6	OTHER RECOVERY RIGHTS

6.1	Any right of recovery under this Nasdaq Clawback Policy applies in addition to (and without limiting) any other remedies and/or rights to reduce, cancel or recover any elements of remuneration (or similar) that may be available to any member of the Group pursuant to any remuneration policy (including any further malus and clawback policies) operated by any member of the Group, the terms of any incentive plans or awards operated by any member of the Group, any employment agreement, any other terms and conditions and/or Applicable Law applicable to any Executive, in each case from time to time in force, and/or pursuant to any other legal remedies available to any member of the Group. Recovery (or similar) may be applied pursuant to both this Nasdaq Clawback Policy and any such other policies, plans, awards, agreements, terms, conditions, Applicable Laws or similar in respect of the same award of remuneration, provided that there shall be no duplication of recovery.

7	DISCLOSURE

7.1	In the event of any Restatement, the Company shall disclose certain information in its annual report on Form 20-F, as required by Form 20-F. This information shall include, without limitation:

7.1.1	the date on which the Company was required to prepare the Restatement;

7.1.2	the aggregate Recoverable Amount (in US dollars), including an analysis of how the Recoverable Amount was calculated, or, if not determined, an explanation of the reasons;

7.1.3	any estimates used to determine the Recoverable Amount for Financial Reporting Measures related to share price or total shareholder return and an explanation of the methodology used for such estimates;

7.1.4	any required details of Recoverable Amounts that remain outstanding (on an aggregate, individual, group or other basis, as required) and for which recovery has been forgone due to impracticability and the reasons why, for the relevant annual report on Form 20-F and otherwise pursuant to the requirements of any other annual report or statement it is obligated to prepare and file under the Exchange Act.

7.2	This Nasdaq Clawback Policy shall be filed as an exhibit to the first annual report on Form 20-F that the Company is required to file under the Exchange Act after the adoption of this Nasdaq Clawback Policy. If this Nasdaq Clawback Policy is amended, the amended policy shall be filed as an exhibit to the first annual report on Form 20-F that the Company is required to file under the Exchange Act after such amendment.

8	ADMINISTRATION AND OPERATION

8.1	The Compensation Committee has the exclusive power and full and final authority to: (i) administer this Nasdaq Clawback Policy, including, without limitation, the right and power to interpret the provisions of this Nasdaq Clawback Policy; (ii) make all determinations deemed necessary or advisable in applying this Nasdaq Clawback Policy (which in every case shall be made at the Compensation Committee’s absolute discretion, without this being limited by references in certain clauses but not others to a discretion being absolute), including, without limitation, determinations as to: (a) what constitutes Incentive-Based Compensation, a Recoverable Amount or other remuneration; (b) that a Restatement has occurred (in reliance on any decision in this respect of the Audit Committee); and (c) whether a recovery is impracticable; and (iii) delegate any power or discretion under this Nasdaq Clawback Policy to such person or persons as it may determine (and in which case this Nasdaq Clawback Policy shall be applied accordingly). The Compensation Committee may delegate ministerial administrative duties with respect to this Nasdaq Clawback Policy to one or more officers or employees of the Company.

8.2	Any action, interpretation or determination taken or made by the Compensation Committee pursuant to this Nasdaq Clawback Policy will be final, conclusive and binding.

8.3	From and after the adoption of this Nasdaq Clawback Policy, each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an Executive shall include a provision incorporating the requirements of this Nasdaq Clawback Policy.

9	GENERAL

9.1	Any provision in this Nasdaq Clawback Policy can apply even if the Executive was not responsible for the Restatement in question or if it took place before the grant and/or vesting/release of any remuneration which is subject to recovery.

9.2	The means of recovery can be different for different Executives in relation to the same or different events depending on the particular facts and circumstances of the Executive and their compensation.

9.3	An Executive will not be entitled to any remuneration or compensation from the Group in respect of any application of this Nasdaq Clawback Policy.

9.4	The remedy specified in this Nasdaq Clawback Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or a member of the Group.

9.5	The terms of this Nasdaq Clawback Policy shall apply regardless of any agreement, undertaking or suggestion (or similar), whether or not contractual, that any remuneration shall not be subject to recovery.

9.6	The invalidity or unenforceability of any provision of this Nasdaq Clawback Policy shall not affect the validity or enforceability of any other provision.

9.7	New York law governs this Nasdaq Clawback Policy and its construction. The New York City courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with this Nasdaq Clawback Policy.

9.8	References in this Nasdaq Clawback Policy to the phrase “including” (or similar) shall not limit or prejudice the generality of the following words (without this being limited by such references in some clauses but not others).